EXHIBIT H-1-c



SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-       :         )

Allegheny Power System, Inc., et at.
Notice of Proposed Increase in Short-Term Borrowing Authority for Allegheny Power System, Inc.


      Allegheny Power System, Inc., 12 East 49th Street, New York, NY 10017, a registered public utility holding company ("Allegheny"), requests the Commission to raise its aggregate limit on short-term debt financing from $165 million to $400 million, subject to the same terms and conditions as are contained in the original Application.

      Allegheny has not sought an increase in the amount of its short-term debt financing authority since 1992. (See HCAR 25481 wherein Allegheny was approved to borrow up to $165 million). On September 22, 1995, Applicants filed Post-Effective Amendment No. 6 seeking simply to continue their previously approved short-term debt financing authority. On November 28, 1995, the Commission issued an order (HCAR No. 26418, the "Order") authorizing Allegheny, Monongahela Power Company, The Potomac Edison Company, West Penn Power Company, and Allegheny Generating Company to continue their short-term debt financing authority for the period December 31, 1995 through December 31, 1997, and to continue the Allegheny Power System Money Pool for the period December 31, 1995 through December 31, 1997. Since the time that Applicants filed for continuation of their authority, however, several events have occurred which require Allegheny to request additional financing authority.

      Allegheny received an order in File No. 70-8411 on October 27, 1995.
The October order authorized an increase of funding from $3 million to $100 million for nonutility activities to be performed by Allegheny's nonutility subsidiary, AYP Capital, Inc. ("AYP Capital"), or by a special purpose subsidiary of AYP Capital. (HCAR 25401) In addition, AYP Capital on November 28, 1995 signed an agreement to purchase Duquesne Light Company's 50% interest in Unit No. 1 of the Fort Martin Generating Station for $181 million. Additionally, AYP Capital on November 29, 1995 applied to the Commission for authority to invest up to $5 million in preliminary development activities in connection with new technologies and to invest up to $15 million to acquire an interest as a limited partner in a Delaware limited partnership to be formed with Advent International Corporation.

      Allegheny may fund these transactions by either making capital contributions or loans to AYP Capital. In either case, Allegheny may use short-term debt to supply the necessary funds. The above transactions have increased Allegheny's potential financing requirements by $290 million since the time that it filed for a continuance of its short-term debt authority last September. Allegheny requests that the Commission increase its short-term debt authority by $235 million, to an aggregate of $400 million, through December 31, 1997.
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      Except as described herein, no associate company or affiliate of the
Applicants or any affiliate of any such associate company has any material interest, directly or indirectly, in the proposed transactions.

      The application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in
writing by               , 1996, to the Secretary, Securities and Exchange
Commission, Washington, DC 20549, and serve a copy on the applicant at the address specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the application, as filed or as it may be amended, may be granted.

            For the Commission, by the Division of Investment Management, pursuant to delegated authority.